Exhibit 99.58

Exciting Year Ahead, as Nouveau Monde Begins Production of Carbon-Neutral Battery Materials for the Electric Vehicle and Renewable Energy Industries

MONTREAL, Jan. 05, 2021 -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSX.V: NOU; OTCQX: NMGRF; Frankfurt: NM9) is starting 2021 with momentum after a remarkably productive fall season. The Company expects to obtain governmental authorization for its Matawinie graphite project early in Q1, enabling the construction of its commercial facilities, and to complete the construction and commissioning of its proprietary phase 1 purification facility for mid-2021 in Bécancour, Québec.

2021 Goals: Executing the Business Plan

Nouveau Monde’s mission is clear: producing the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world. The Company is the most advanced fully integrated source of green battery anode material in the Western World, becoming the largest and most sustainable graphite operator to serve the energy revolution.

The Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

In 2021, Nouveau Monde will advance its mining and battery material transformation projects to the start of commercial activities by 2023. As such, the Company’s goals for 2021 include:

•	continued safe operation of production facilities according to the highest health, safety and environmental standards;

•	receipt of the Québec government decree during Q1 to enable the construction of the Matawinie project’s commercial facilities in Saint-Michel-des-Saints, Québec;

•	in H1, the construction and commissioning of the phase 1 purification facility in Bécancour, Québec, to produce advanced material for lithium-ion batteries;

•	secure the best long-term strategic partnerships and/or long-term supply agreements from the multiple ongoing discussions and qualification processes with battery makers and OEMs;

•	development of innovative emissions compensation projects in partnership with local communities, in order to demonstrate the Company’s well-considered and credible commitment to carbon-neutrality since inception and indeed, for the duration of Nouveau Monde’s activities;

•	continuation of employee training and business opportunity promotion programs targeting the Upper Matawinie and Atikamekw communities; and

•	maintain and nurture the Company’s relationship with the Upper Matawinie communities, namely Saint-Michel-des-Saints, Saint-Zénon and the Atikamekw First Nation, as well as the Bécancour region to demonstrate with clear actions, that Nouveau Monde’s presence is a vector of sustainable socio-economic developments.

Eric Desaulniers, President and CEO of Nouveau Monde stated: “The Nouveau Monde team is proud to have worked relentlessly with a clear vision, since the discovery of our Matawinie deposit in 2015. After five years of effort, our team is excited to have produced a construction-ready project of world-class quality and scale. Developing a large-scale mining and value-added project like Matawinie takes tireless effort by a multi-faceted and highly skilled team. In addition, it can only happen if you have long term supportive investors and stakeholders – including local communities and a supportive Government. At Nouveau Monde, we are fortunate to have assembled this winning combination.” Mr. Desaulniers continued: “This year will be an exciting year, as we produce our first anode materials and further the execution of our business strategy, which is set to build a company which is one of the world’s largest high quality anode material producers. Our entire team understands the tasks at hand in order to deliver these thousands of tonnes of advanced material to our customers to enable the energy revolution for the good of the environment and the benefit of our economy.”

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (I) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca